Exhibit 99.1

Crescent Point Confirms Quarterly Dividend

CALGARY, AB, July 28, 2021 /CNW/ - Crescent Point Energy Corp. ("Crescent Point") (TSX: CPG) (NYSE: CPG) announces its Board of Directors has declared a quarterly cash dividend of CDN $0.0025 per share to be paid on October 1, 2021 for shareholders of record on September 15, 2021.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Crescent Point's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

View original content:https://www.prnewswire.com/news-releases/crescent-point-confirms-quarterly-dividend-301342473.html

SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2021/28/c0464.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:25e 28-JUL-21